UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

NOTICE TO THE MARKET ON RELATED PARTY TRANSACTION

Banco Santander (Brasil) S.A., in compliance with Annex F of CVM Resolution No. 80, of March 29, 2022, as amended, inform to the market the following about related-party transactions:

Name of the Parties	• Banco Santander (Brasil) S.A. (“Company”) • PagoNxt Payments Brasil Ltda (“PagoNxt”)
Description of the Transaction

On April 8, 2024, the Parties entered into a Agreement that is in full force, for the development of payment projects and services related to payment platforms (“Framework Agreement”).

On March 27, 2025, the Parties entered into the Annex II – PIX Payment Processing to the Framework Agreement with the aim of formalizing the contracting of instant payment scheme processing services, for its retail, business and corporate customers, through PagoNxt's proprietary platform (“Annex II”).

Relationship with the issuer	The Parties have as common indirect controller, Banco Santander, S.A. (“Santander Spain”).
Purpose of the transaction	The Company's hiring of Pagonxt to provide end-to-end payment processing services through the Payments Hub Platform (owned by Pagonxt), including processing, settlement and monitoring of instant payments. Includes support for mandatory functionalities, respecting the technical and functional requirements demanded by BACEN. Contract valid until 12/31/2027.
Description of the negotiation process informing (i) who was responsible for deciding on the contract, (ii) whether the decision was taken by the competent administration body; and (iii) the administrators who participated in the decision

The contracting of services is defined in global and local committees, managed by executives who participate in the technical decision and cost approval. For the agreement between related parties, the criticality and relevance of the scope involved, the magnitude of the operation and the need to guarantee the security of financial information, the lowest operational impact, business continuity, were taken into consideration.

The operation was carried out in compliance with the terms and conditions of the Policy for Transactions with Related Parties of the Company, especially item 5.1. so that it was previously deliberated and approved by the Company's Audit Committee.

Main Terms and Conditions	The amount will be charged per payment processing quantity, subject to a minimum annual fee of R$30,000,000.00 for services rendered from January 1, 2025 to December 31, 2025.
Absence of withdrawal rights	Non applicable.
Participation of the related party, its partners or administrators in the decision-making process and negotiation of the transaction	Santander Spain, its partners or managers did not participate in the decision or negotiation of the transaction with the Parties.
Reasons why the issuer´s management considers that the transaction was carried out on an arm’s length basis or sets forth adequate compensation	The transaction observed commutative conditions, on a strictly commercial basis, duly validated according to parameters and methodologies practiced by the market and parameterized in previous transactions of the same nature.

São Paulo, April 04, 2025.

Gustavo Alejo Viviani

Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 4, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer